UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41858

Okeanis Eco Tankers Corp.

(Translation of registrant’s name into English)

c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., 185 47 N. Faliro, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release published by Okeanis Eco Tankers Corp. on February 12, 2026, titled “Okeanis Eco Tankers Corp. – Invitation to Q4 2025 Results Webcast.”

This Report and the exhibit(s) hereto are hereby incorporated by reference into the registrant’s registration statements: (A) on Form F-3 (File No. 333-287032), filed with the Securities and Exchange Commission on May 7, 2025 and declared effective on May 21, 2025 and (B) on Form F-3 (File No. 333-287036), filed with the Securities and Exchange Commission on May 7, 2025 and declared effective on May 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Okeanis Eco Tankers Corp.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer

Date: February 12, 2026